UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 26, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the transcripts of the UBS Group AG and UBS AG First Quarter 2023 earnings call remarks and analyst Q&A, which appear immediately following this page.

First quarter 2023  results

25 April 2023

Speeches by  Sergio P. Ermotti, Group  Chief  Executive  Officer,  and Sarah Youngwood, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  first quarter 2023 results presentation. Materials and a webcast replay are available at www.ubs.com/investors

Sergio P. Ermotti

Slide 3 – Key Messages

Thank you, Sarah, good morning, everyone. I am happy to be back here with all of you.

And it is an honor and privilege to lead UBS once again, especially at such a pivotal time for our organization and for all our stakeholders. First of all, I’d like to thank Ralph, the management team and all of our employees for their dedication over the last two and a half years. During this time, UBS delivered record results and continued to build trust and confidence with our clients and our stakeholders.

Our performance this quarter demonstrates that we continue to be a source of stability for our clients during periods of significant uncertainty. Our strong flows across Global Wealth Management and Asset Management reflect our clients’ continued confidence and trust in us.

The results include an increase in litigation provisions relating to U.S. residential mortgage-backed securities. We are in advanced discussions with the U.S. Department of Justice, and I am pleased that we are making progress towards resolving this legacy matter that dates back 15 years.

On an underlying basis, which also excludes litigation, our results were solid, with a return on CET1 capital of 16.5% and a cost-to-income ratio of 72.8%.

When I left UBS in 2020, our strength and stability put us in a position to consider all options for our future, including transformative acquisitions. Today, UBS is stronger than ever, with diversified revenue streams, continued capital and liquidity strength, disciplined risk management, and a balance sheet for all seasons. As a result, we are well prepared to be part of the solution to rescue Credit Suisse and contribute to financial stability in Switzerland and globally.

Despite its complexity, I am convinced that this transaction will also provide value for the clients and employees of the combined organization. The acquisition enables us to benefit from the significant franchise value, and in many cases, complementary businesses within Credit Suisse.

Slide 4 – Our clients turned to us as they searched for stability

For our clients, the first quarter was largely a continuation of the themes from 2022. Clients continue to be concerned about the impact that inflation and central bank policy will have on economic growth, especially in the U.S. While our wealth management clients remained on the sidelines, our advisors helped them identify opportunities to manage their liquidity and diversify risks.

As a result, we benefited from 20 billion dollars in net new fee-generating assets globally, an annualized growth rate of 6%. Net new money in GWM was 28 billion. Importantly, 7 billion of this came in the ten business days after the acquisition announcement. This is a further testament to how clients turn to us as they search for stability.

During the first quarter, we helped our clients diversify cash holdings as they shifted deposits into money market funds and T-Bills. In Asset Management, we saw another 18 billion dollars in money market inflows, with strong contributions from our U.S. wealth management clients. We saw further deleveraging, particularly in the Americas, but also in APAC and EMEA. This was offset by loan growth in Switzerland, resulting in stable loan balances quarter-on-quarter, excluding FX.

Compared to last year’s very strong first quarter, institutional clients were less active, particularly in equity derivatives and cash as they lacked conviction in an uncertain market. However, we did have strong performances in Prime Brokerage and electronic FX.

Slide 5 - Continued client momentum with positive net new money in all regions

Clients continue to turn to us for advice in managing their assets, including their liquidity.

What is important is deposit shifts into money markets and T-bills remained with UBS and we also saw 9 billion in new deposits into our platform. This supported positive net new money across all of our regions in the first quarter. Let me go through each of the regions in more detail.

In the Americas, our Separately Managed Account initiative with Asset Management further supported net new fee-generating assets. And during the period of significant disruption in March, we saw positive inflows from our clients. As a result, we had solid net new money for the quarter. Our advisor recruiting momentum also continued and should support flows in future periods, aligned with our continued growth ambitions in the U.S.

The strength of our business in Switzerland resulted in another quarter of inflows into mandates and other investment products.

In EMEA, clients continue to be cautious overall, but net new money was positive, and net interest income rose by nearly 60% as we started to benefit from higher Euro rates.

Lastly, while our clients in Asia Pacific continued to take a wait-and-see approach in terms of transactions, we saw broad-based flows into net new fee-generating assets. We have now seen 17% net new fee-generating asset growth in APAC over the last twelve months.

Slide 6 – Enhancing client franchises through the announced acquisition of Credit Suisse

When I first became UBS’s Group CEO in 2011, we positioned our asset gathering and Swiss businesses at the heart of our strategy. We successfully restructured our Investment Bank by reducing non-core markets activities and assets with discipline. We solidified our capital position. And we took decisive actions to strengthen our culture. As a result of our efforts, we restored trust with all our stakeholders, materially de-risked our business and generated significant amounts of capital for our shareholders. As we now embark on another transformational step in UBS’s journey, our principles will remain the same.

We will be laser-focused on delivering the best possible outcome for our unrivaled client franchises, our employees, our shareholders and for all of Switzerland. We will do this by maintaining our strong culture and focus on prudent risk management.

The combination of UBS and Credit Suisse will result in around 5 trillion of invested assets, which is the equivalent for us of 7 to 10 years of net new money. It will make us the second largest wealth manager in the world. Importantly, it will reinforce our position as the only truly global player among the leading wealth managers with strategic scale and complementary capabilities in the most attractive growth markets. We will reinforce our leading position in APAC, Switzerland and EMEA and will significantly enhance our position in Latin America.

In Asset Management, the combination will improve our positioning globally and in Europe. But more importantly, we will bring together two highly complementary businesses to increase our scale and accelerate our strategic growth plans. With the combination, our clients will benefit from an enhanced offering in Alternatives, Credit and Thematics, with additional scale for our Index platform.

We are already the leading bank in Switzerland. This is not a result of our size or market share, but our expert capabilities and the global reach we provide our clients. The combination with Credit Suisse will reinforce these strengths. There is strong competition in the Swiss market. For example, the combined market share of UBS and Credit Suisse in mortgages and in loans to corporates and public institutions is lower than that of the cantonal banks. Raiffeisen has twice as many branches as UBS and Credit Suisse combined. So, customers have plenty of options and we will have to work hard to earn and retain their relationships. As we think about the future of this business, my commitment is that we will look at the best option to create most value for both franchises in the interest of our clients, employees, shareholders and society at large. This assessment will be based on facts, not emotions.

Globally, we will stay true to our capital-light and client-focused investment bank model, which we will leverage across the organization while benefiting from diversification and complementary capabilities. As a result, the Investment Bank will account for around 25% of Group risk weighted assets on day-1 and beyond.

Activities outside of our strategic focus and risk appetite will be run-down in the best interests of our shareholders while minimizing the risk of potential losses to the Swiss taxpayers. We are excited about the opportunity to deliver the combined strengths of both firms to an expanded client base. And initial conversations with our clients suggest they agree and recognize the value of the combined organization.

There is much to do, and there will be difficult decisions to be made over the coming months. Transformations don’t happen in a straight line – we know that from our own experience. But we are confident in our ability to deliver on the end-state, as well as our existing growth ambition in the U.S. and APAC to create long-term value for all our stakeholders.

Before I hand over to Sarah, I’d like to provide a brief update on the status of the acquisition.

We have received the required approvals from the Swiss authorities, including FINMA, as well as the UK’s PRA and the US Federal Reserve. Additional required approvals are being expedited, and we continue to expect the transaction to close in the second quarter.

Since the deal is pending, we are limited in what we can communicate at this time, but we remain committed to providing as much transparency as possible once information becomes available. Sarah will take you through our high-level plan to provide you with more information on the transaction.

One of my immediate priorities is our people across both organizations. We look forward to welcoming our new colleagues at UBS. Until closing, we are restricted in the extent we can engage, and we are doing as much as we can given these restrictions. We have a lot of work ahead of us to bring our firms together and this transaction will present interesting and challenging opportunities to our current and future employees. We will be one team upon closing of the transaction, and we want the best people to take UBS forward.

I am also focused on establishing our target operating model and organizational structure. It is clear that while we manage this integration, we need a model that will allow us to stay close to clients and, deliver on our ambitions and financial targets while also minimizing distractions. Over the coming weeks, I will provide you with more information on this.

In summary, our strategy, capital strength, risk management and culture are what have put us in a position today to deliver solid underlying results against a challenging market backdrop. All of these factors will also play an important role as we deliver on our integration plans. While the task ahead of us is challenging and urgent, we believe that the acquisition of Credit Suisse presents a unique opportunity to generate significant, long-term value to all of our stakeholders.

In particular, I am convinced that this transaction will help to reinforce the leading position of the Swiss financial center and will be of benefit to the entire economy. As we start writing our next chapter, I am looking forward to working with my executive team, and my colleagues across UBS and Credit Suisse, to build an organization that our clients, employees, shareholders and Switzerland can be proud of.

With that, I hand over to Sarah.

Sarah Youngwood

Slide 8 – 1Q23 net profit USD 1.0bn; 9.1% RoCET1

Thank you, Sergio.  Good morning, everyone.

Starting on slide 8 – Our first quarter reported net profit of 1 billion dollars included a 665 million provision related to the advanced discussions with the DOJ regarding our legacy RMBS litigation matter.

On an underlying basis, we delivered solid results while maintaining a balance sheet for all seasons, and against an uncertain market backdrop. Underlying profit before tax was 2.4 billion dollars, with a return on CET1 of 16.5% and a cost/income ratio of 72.8%, in line with our Group targets. You will find the delta between reported and underlying performance in the appendix.

Underlying revenue was down 8% and expense was down 2%. FX impacted revenue and expense for a positive net impact of 15 [edit: 14 million]. The net credit loss expense was 38 million dollars, compared with 18 million last year – all low levels, reflecting the high quality of our loan book. With 94% collateralization, our portfolio remains very resilient in the current environment.

Slide 9 – 1Q23 total revenues USD 8.7bn

Let’s start with revenue on slide 9 – Our underlying revenue ex-FX was down 8% with an increase from NII in GWM and P&C more than offset by lower asset-based and transaction fees, as well as lower IB revenue.

What is driving this picture is a macroeconomic environment characterized by a decrease in equity markets as well as lower levels of client, M&A and capital market activity versus last year. However, we continued to see the benefit of higher rates and solid activity in fixed income.

Slide 10 – Net interest income

Moving to NII on page 10 – In the first quarter, NII of 2.2 billion dollars was up 520 million, or 31% year-on-year.

Quarter-on-quarter, NII was up 3%, in line with overall guidance. This reflects the benefits of our global diversification, as increases in Swiss Franc and Euro more than offset reductions in US Dollar NII.

Moving to the chart, in the second column, the increase was driven by the benefit of rates. This was largely offset by changes in deposit mix.  Our experience this quarter is in line with the trends we have seen over the last year. Our clients have continued to shift some of their balances from sweeps into higher-yielding products. We will come back to money market funds and treasury bonds, but within deposits, clients have moved into our attractive saving accounts and CDs.

Moving to deposit volumes – Total deposits decreased 3% sequentially. However, it is important to note that these funds have not left our platform. At the start of the year, often based on our investment advice, we have seen clients repositioning from deposits into Money Market funds and Treasuries within our platform. In fact, we retained these balances, and on top of that, in GWM, we had 9 billion dollars of net new deposits into UBS mostly driven by the U.S., after March 10.

Looking ahead, based on the current forwards – For 2Q23, we anticipate a mid-single digit decrease versus 1Q23, as slight increases in P&C are expected to be offset by reductions in GWM. We also expect the full year to be broadly in line with 4Q annualized.

Slide 11 – Executing our cost strategy

Now, turning to costs on page 11 – We had reported operating expense of 7.2 billion. This included the litigation provision mentioned earlier and 70 million acquisition costs. Excluding these and FX, this quarter’s operating expense was down 1%, as reductions in variable comp more than offset inflationary pressures on salaries, investments in technology, T&E and redundancy costs.

On redundancy costs, we saw 68 million of expense related to initiatives across GWM, IB and AM this quarter.  We expect the benefit of these actions to materialize in the following quarters.

For 2023, on a standalone basis, we still expect costs ex-litigation and FX to increase by net 2 to 3% year-on-year and we are on track to deliver on our gross cost saving program of 1.1 billion.

Slide 12 – Global Wealth Management

Let’s move to our businesses – starting with GWM on page 12.

GWM profit before tax in the quarter was 1.2 billion dollars.

Revenue was 2% lower than last year, with asset-based and transaction revenue down in all regions, partially offset by net interest income. We continue to actively manage deposits across margins, volumes and mix, driving NII up 31% year-on-year. NII was down 1% sequentially.

Operating expense ex-litigation and FX was flat year-on-year.

We delivered net new money of 28 billion dollars, with net inflows in all regions. Net new fee-generating assets were 20 billion dollars in the quarter, an annualized growth rate of 6%, mostly into advisory mandates and SMAs.

Slide 13 – Asset Management

Moving to Asset Management, on page 13 – with a profit before tax of 94 million dollars.

Total revenue decreased 13%, with lower net management fees, driven by market headwinds, asset mix and FX, as well as lower performance fees net of the pass-through referred to on this page.

The cost/income ratio was 81%, with lower revenue, and operating expense up 1%. The team has taken action to address this negative operating leverage, the benefits of which you will see in the coming quarters.

Net new money in the quarter was 14 billion dollars, delivering a strong net new money annualized growth rate of over 5%. This includes 18 billion dollars into money markets, as we successfully captured client demand for cash-like solutions.

Slide 14 – Investment Bank

Now onto the IB on slide 14 – The IB delivered 477 million dollars in profit before tax and a 15% return on attributed equity.

Revenue in Global Markets of 2.0 billion dollars was down 15% ex-FX, against a record first quarter last year.  In Equities, activity levels decreased in all regions, particularly in equity derivatives and cash equities. Despite this, we delivered the best quarter on record in our Prime Brokerage and a very strong performance in eFX.  With very different market conditions versus the beginning of last year, we were up 1% in FRC with credit more than offsetting FX and Rates.

Global Banking revenue was down 30%, as the positive momentum at the start of the year was interrupted by the sudden uptick in uncertainty in financials in March, affecting client sentiment. Against this backdrop, we outperformed the global fee pool, with particular strength in APAC and EMEA. Within M&A, we saw market outperformance across all regions.

Operating expense was down 5% ex-litigation and FX, primarily driven by lower variable compensation, and with cost savings initiatives largely offsetting inflationary pressures on salaries.

Slide 15 – Personal & Corporate Banking (CHF)

Wrapping up on the businesses with the excellent performance in P&C on page 15 – Profit before tax in the first quarter was 553 million Swiss francs, the best quarter in almost 15 years, when excluding one-off gains.  This result was largely driven by 32% higher NII.

Overall, total revenue rose 18% year-on-year, including record transaction-based income and stable recurring fees.

We consistently engaged with our clients and were able to deliver 860 million of net new investment products, an annualized growth rate of 16%. We also saw 1.7 billion of net new loans while net new deposits were negative 1.8 billion, as positive flows in Personal Banking were more than offset by outflows in Corporate and Institutional Clients, mainly driven by investment activities.

We delivered a cost/income ratio of 52%, a 7 percentage point improvement year-over-year. This reflects 5% higher costs, largely reflecting technology investments.  This consistent focus on our digital transformation continues to pay off. We saw an 11 percentage point increase year-on-year in the share of Personal Banking clients that are active mobile users – which benefits our clients and creates operational efficiencies.

Slide 16 – We continued to maintain a strong liquidity and capital position

Now moving to slide 16 – At times of uncertainty, our clients continue to turn to UBS as a safe harbor. We have a strong capital and liquidity position, risk management, and a balance sheet for all seasons.

As we continue to prudently manage our resources, we maintained healthy liquidity buffers with an LCR of 162% and an NSFR of 118%, broadly stable QoQ.  We maintained 144 billion cash balances, which is 29% of deposits and more than half of our HQLA.  In total, 90% of our HQLA qualifies as level one, which is the highest quality of liquid assets.  In line with our liquidity management principles, we continue to target a diversified funding mix, across regions and products, including deposit types.

UBS has not tapped into any of the SNB facilities and we expect to continue not to do so.

Slide 17 – Common equity tier 1 capital

Moving to capital on page 17 – At 13.9%, we continued to have a strong capital position, comfortably above our 13% guidance and 10.4% regulatory requirement.

On the walk – starting at 14.2% at the end of last quarter. Net profit contributed 30 basis points, offset by capital returns to our shareholders at around 50 basis points. The net currency effect was close to nil quarter-on-quarter, as the FX impact on CET1 and RWA offset each other.

In the first quarter, we have repurchased 1.3 billion dollars of shares. While we remain committed to our capital return policy, including progressive dividends and buybacks, we have temporarily suspended share repurchases in light of the planned acquisition of Credit Suisse, and we intend to resume them as soon as possible.

Slide 18 – Indicative timing of communication related to the acquisition of Credit Suisse

On slide 18 – As you heard from Sergio, we are committed to providing as much transparency as possible, as information becomes available. On this slide, we summarized the sequence of disclosures. Let me highlight a few items. The first column refers to the registration statement with the SEC, which is a requirement for the close. It will include pro forma financials as of December 31st 2022. Assuming we close as expected in the second quarter, 2Q earnings will include consolidated financial statements for the combined Group under IFRS and in U.S. Dollars, and in order for us to have time to prepare that information, our earnings date is likely to change. After that, we plan to update you regularly.

Slide 19 – Key messages

Wrapping up – In 1Q23, we delivered a solid set of underlying results with strong flows, as clients continue to turn to us for advice and stability in uncertain times.

Looking ahead – the acquisition of Credit Suisse is a great opportunity to accelerate our strategic plans. We will execute the work that needs to be done with discipline, while remaining focused on delivering for our clients, shareholders and all other stakeholders.

With that, let’s open up for questions.

Analyst Q&A (CEO and CFO)

Chis Hallam, Goldman Sachs

Yes. Good morning, everybody. Firstly, on the future capital requirements, at the time of the announcement, FINMA said that a larger bank would require higher capital buffers. Have you had any further clarity on the size of that increase in capital requirement, and particularly to what extent those higher capital requirements may be influenced by the ultimate perimeter of the group? And I suppose any thoughts you have around how those decisions will ultimately feed into the timing of future capital return decisions? That's the first question.

And then secondly, in the report this morning, you've outlined that the Emergency Ordinance provides for the loss sharing agreement with the Swiss Confederation, but that the Emergency Ordinance will expire within six months of its issuance date, after which time those measures would need to be codified into law by the Swiss parliament. Does that mean that the loss sharing guarantees still are effectively subject to parliamentary approval in six months' time? And if so, what are your confidence levels in getting those approvals?

Sergio P. Ermotti

Okay. Thank you. On capital requirements, you know, the situation will be clearer once we determine the scope and perimeter of the activities we will run, particularly in respect of non-core activities, and also with the businesses that we will exit. This will, of course, have an impact on op-risk, capital charges and so on.

So, I think this is one of the issues that Sarah referred to. When we will have more clarity on all those aspects, we will communicate. But I don't expect this to be something substantial, that will take away the merits and the value accretion and creation of this transaction.

In respect of the guarantee, we have little doubt that what we have agreed with the government is enforceable. Of course, there is a process in place to define exactly the details of this guarantee, and we do expect that to be done in the next couple of months. But we are not concerned about the enforceability of the guarantee as part, as an integral part of our agreements over the weekend to step-in in this situation.

Chris Hallam, Goldman Sachs

Very clear. Thanks.

Kian Abouhossein, JPMorgan

Yeah. Thanks. Just two questions. The first one is related to the book value per share guidance that you gave of the 74% increase on day one. Just wondering if that still holds, first of all, at this point, or has that changed post your further analysis. And in that context, should we assume that the purchase accounting, restructuring, asset marks, etcetera, should be captured by the reserves that is being built off what we estimate 21 billion.

The second question is in relation to more top down. How we should think about the impact on clients at this point and also retention of clients, especially in wealth management at this point already. And how we should think about retention of clients post the event, the clients that have left. How should we think about your position after that?

Sergio P. Ermotti

So, Sarah, take the first question. I'll take the second.

Sarah Youngwood

So, when we give you the 74%, we focused intentionally on what we viewed as economic impact, i.e., what impacts CET1 and if you continue to do it that way, actually the numbers are very stable. Of course, we are continuing to do the work on the PPA and we're going to continue to do so. And the PPA was, of course, included in the estimates that we had given you.

Kian Abouhossein, JPMorgan

Sorry if I may. The 74% also includes - but does clearly not include additional charges to the P&L and the rest comes to the P&L, we should assume.

Sarah Youngwood

That's right. The initial PPA comes into the CET1 or the tangible book value per share, and anything that is beyond that comes through the P&L.

Kian Abouhossein, JPMorgan

Ok.

Sergio P. Ermotti

So on client retention, I – maybe let me reiterate that if you look at our inflows and in general, we don't have an issue with our current clients. And we do believe that in many areas where we were underweight on a share of wallet basis we will be able to convince clients that the combined organization is offering a better value. In some areas, of course, we will lose clients because their concentration is going to be too high. And last but not least, I do believe that while history doesn't really always repeat itself, we are also convinced that many of the clients that were maybe nervous or concerned about what happened at Credit Suisse in the last few months but also post the transaction will regain faith and you know, we will be able to get some of these assets back.

So, I'm totally convinced that, you know, our growth and our ability not only to retain but to regain clients will be there once we are able to articulate the value proposition that the combined organizations can bring to fruits.

Alastair Ryan, Bank of America

Yeah. Thank you. Good morning. Welcome back, Sergio. On the comments you made on the Bloomberg TV interview earlier about the importance of centrality, essentiality of ongoing profitability, which was absolutely borne out in recent months. Clearly the combined group has an exceptionally strong capital position on a pro forma basis, which gives you the opportunity to move quite quickly in two ways, one in a sort of actual effect in the merger and taking financial reserves against that. So, should we think about going quickly as essential to your plans because you’ve got the financial conditions to do it? Clearly, that was something that Credit Suisse did not enjoy. They had some ambitions to restructure that they needed to pass through the P&L over time, which constrain their profitability a long way into the future. Thank you.

Sergio P. Ermotti

Thank you, Ryan. It is good to be back to interact with you as well. Look, yes, you know what we need to do now as we go through the PPA assessment and the marks of the position we find. You can assume that the philosophy of running down non-core assets will be the same you saw in the past: based on cost of capital.

So, if we are able to dispose, to restructure, any transaction that create a loss that is lower than the cost of our capital, we will do so without any doubts, any fears of taking upfront losses. So, it's precisely so, as you mentioned, that the profitability and the strength we have in our underlying business combined allows us this flexibility to control our destiny.

I think, it's very important not to treat those positions as distressed assets, but rather non-core assets. And, therefore, an economic consideration has to be put in place. So, every time we can do a transaction that in our view reduces risk but also frees up capital below our cost of equity, we will do that.

And, I guess, this is something that now it takes time for us to go deeper into the analysis of what it is. But this is something I’ like to clarify as quickly as possible what it is. So, you can assume that one of our top priorities, to clarify a path of – for us to take down these [assets], to free up this capital going forward and also reduce risks.

Alastair Ryan, Bank of America

Thank you.

Flora Bocahut, Jefferies

Yes. Good morning. The first question I wanted to ask you is regarding the net new money, so the net new FGA. You gave us some details you know including post the 10 business days that followed the announcement of the deal and thank you for that. I don't think I've seen any comment around the trend in April. So, just wanted to ask you know, what trend you've seen in terms of the customer behavior and especially regarding the NNFGA as well as customer deposits since the quarter ended about three weeks ago.

And then I just wanted to come back to the risk around – the you know concentration risk around clients and the overlap on the client base. You made interesting comments regarding the fact that you are underweight certain client segment versus CS, and where you can gain from that transaction. There is another client segment which could lose. Can you maybe provide us more details? Do you mean in wealth management specifically, also in P&C? Can you maybe comment on those client segments? Thank you.

Sarah Youngwood

So, on the first question in terms of the trends of April, we really haven't seen anything that is particularly abnormal or special. And so, it is not our custom to guide and we will stay with that.

Sergio P. Ermotti

Yeah. On the client side. I mean, if you look at, for example, in Asia, I think it’s clear that UBS has that perhaps a stronger franchise in North Asia and Credit Suisse has a stronger franchise, relatively speaking, in Southeast Asia. So, I think that the combination of the two is very complementary.

Latin America, I mean, in Latin America, we definitely have a situation in which Credit Suisse brings a significant value to our platform. And there, that will make us, if not the leader of non-Latin American players, very close to that. So, a significant step forward.

In respect of Switzerland, I would say that usually, SMEs have a relationship with maybe one of the large banks and with a cantonal bank or a regional bank. So, it’s – there is a high likelihood that the same SMEs don’t really have equal a relationship with the two large banks. For that reason, we believe that many of them can be captured.

Same issue for retail and personal clients banking. If people have two relationships, usually they have it with a local bank and with a large bank. So, also there. And last but not least, I would say, that it’s fair to say that Credit Suisse has a strong franchise in large corporates in Switzerland, which is also complementary to our own.

So, after all, as I say, both in terms of current business mix, but also going back to my remarks. In Switzerland, there are 250 banks. It’s plenty of competition, plenty of cantonal banks, plenty of Raiffeisen Banks. And, therefore, we believe that we will be able to manage this competitive landscape, which is not easy for us through service quality and what we can do differently than others rather than just purely size.

Flora Bocahut, Jefferies

Thank you.

Andrew Coombs, Citi

Good morning. Two questions. Firstly, just on slide 10 in your revised net interest income outlook, Q1, you’ve seen a slight increase in NII. So then you are guiding to a mid-single digit decrease for Q2. So that implies Q2 will be slightly below the Q4 run rate. Implicitly, this seems to suggest that Q3, Q4 is roughly then going to be stable based on your full year guidance.

So, I’m interested in your thoughts on the offset between rate hikes and then most important of all, deposit migration to money market funds in future quarters. Given that we’re closing in on peak rates, it seems to imply you’re achieving, the deposit migration also slows, but would welcome any commentary on that.

And then my second question is actually on the liquidity coverage ratio. I think there’s an active debate as to whether it’s calibrated correctly in light of recent events, particularly the 10% weighting that’s applied to less stable retail deposits. So, interested in any conversations you’ve had on that either with FINMA or the Basel Committee. And likewise, does that mean you’re going to continue to run with an LCR of, you know, north of 160%, given the potential that that ratio might be recalibrated? Thank you.

Sarah Youngwood

So, on the first quarter or the first question, what you've seen is some very significant mix shift throughout the system, the $600 billion of Fed data showed that the whole system had a 3% sequential decrease that we still saw. That is not expected to be that dramatic going forward, but we certainly have planned for the annualization of that in our numbers. And then after that, you see some normal patterns that happened, but we continue to see some mix shifts, as you would expect, but potentially not at the level that was seen at the beginning of the year.

It's also important to know that for us, it was really the beginning of the year that was that pattern. So, actually January and February where we saw a lot of mix shift and actually some of the net inflows into the platforms from deposits were in March.

In terms of the second quarter guidance, you’ve noted that we’re going to be down and that is exactly correct with P&C being slightly up and GWM, which is where those mix shifts are happening, being a bit down. And then as you pointed out mathematically, that does mean that there is some level of stability over the course of the year thereafter.

In terms of LCR, we believe that we are calibrated correctly because what you are seeing also is that for us, the changes in deposits have actually not done very much in terms of the change of LCR because we very much know what type of deposits are going to be sticky versus not sticky. And so, we calculate as such. And of course, you've seen us very consistently being at those high levels and we don't have an intention to drop sharply regardless of the dialogue that could happen around the LCR calculations.

Andrew Coombs, Citi

Thank you.

Adam Terelak, Mediobanca

Morning. I've got two. One is a bit of a follow up on LCR and on your long-term funding strategy. Clearly, LCR standalone is pretty strong. If you look at the business you're acquiring, then it's really propped up by a big SNB liquidity line and that deposits are very, very low. Loans to deposit is 157%. So, I was just wondering how you're thinking about your long-term funding strategy through the acquisition and how you might deal with kind of the flight of deposits that they have seen and how you can integrate that into your liquidity model going forward.

And then second on a slightly different topic. In GWM, you've got flat costs on lower revenues, and a favorable revenue mix with NII up and fees down. Normally, that is a good mix for your cost base. Could you just discuss a little bit more what's going on in there, what sort of inflation you're seeing, whether there is an increased competition for relationship managers, and whether that's changing given the new environment? Thank you.

Sarah Youngwood

So on the LCR and more generally the funding plan, as we integrate CS today they are user of the SNB facilities. It will be our intention certainly to manage that down as quickly as possible, but recognizing the gap that you're pointing out. And we will indicate that as soon as ready.

In terms of the GWM story, what you're seeing is, as noted, a very strong NII performance. In asset based, it is the combination of the markets levels as well as a little bit of the margin compression that has happened over the year, which is just a mix topic that we have discussed.

And then in terms of the transaction activity, not yet very elevated, just based on the level of uncertainty that our clients are dealing with. And then what you have seen, though, is on the expense side that we have good rigor where the expense ex-FX and litigation is flat. And so you are offsetting those inflationary pressures by the good rigor that we are seeing and this is while continuing to be on the offense in terms of our FA recruitment and organic growth.

Adam Terelak, Mediobanca

Okay. So the inflationary pressure, that sounds quite high to be managed down.

Sarah Youngwood

That's right it's being managed by the offset. And we've done some actions which I've mentioned which in total are helping us more on the forward quarter than in the current quarter and also affecting the quarter and are still included in our cost being flat. So, really a good performance.

Adam Terelak, Mediobanca

Thank you.

Jeremy Sigee, Exane

Morning. Thank you and welcome back to Sergio from me as well. I just want to pick up on a couple of topics that you've touched on already. Firstly, you talked about the Swiss banks combined market share. I wanted to clarify, is your plan to fully integrate the two networks under a single brand, single product range, single network, back office, head office?

And then secondly, you also touched on the risk shelter. If I read the documents, it seems narrowly defined so that it won't cover things like litigation, restructuring, or indeed the operating costs of noncore, only asset disposal losses. So, it seems relatively unlikely to be drawn. So, I just wanted to ask, is it your base case that you will draw on that risk shelter or that you also agree it's unlikely that you will draw on that risk shelter.

Sergio P. Ermotti

Thank you, Jeremy. Look, you know, the base plan that we announced on day one when we announced the transaction was, of course, the full integration. But we reiterated afterwards, and I said it also before that we are now evaluating what is the best option for the combined businesses going forward. I personally and we believe also that there is no – there is no real issue in terms of oversized presence in Switzerland or market share topics. I mean, for the reason I mentioned before, we may have to balance what is the best things to do from a shareholder standpoint of view with other aspects. We will take, in serious consideration, what is the best interest of clients? What is the best interest of employees and overall for society?

Having said that, what we need to do is also to make those decisions based on facts and not emotions. Right now, the discussion is totally based on emotions. In many cases, totally uninformed. And we need ourselves to understand better those issues before we come to a conclusion. And it's very important not to jump into any conclusion. Whatever we do has to be sustainable and viable. And therefore, it takes a little bit of time, but it won't take forever. We know that both employees, clients and, in general, you as well, you want to have and we want to have as quickly as possible clarity on what to do. So be patient and in the next few months we will create more clarity on the matter.

In terms of risks, of course, you're right. I mean, first of all, we have to realize that any losses that are coming outside the non-core units are part – will be absorbed by UBS. So, the only item that is subject to the guarantee is the non-core unit and the first 5 billion of losses coming from that unit is on UBS. So, we have almost by default an interest to be prudent in the way we mark this position, and sustainable in the way we look at how we disposed those positions. But at the same time, we are also the ones, you know, that want to preserve value for our shareholders.

So, we will avoid – we will try to avoid at any cost having to tap into the guarantees. But at this stage, it's premature to discuss if we have to do it, when we have to do it. This is also a matter that needs to be closed as quickly as possible in terms of creating clarity. So, the next couple of months there will also be very important for us to fully understand the exposures and I'm convinced that this can be done in the timeframe that I just outlined.

Jeremy Sigee, Exane

Great, thank you very much.

Anke Reingen, RBC

Yeah. Thank you very much for taking my question. The first is just about the mechanics as you pay with the treasury shares if there's a difference versus, yeah, new share issuance just, yeah, conceptually and in terms of the impact.

And then secondly, just a different question on your commercial real estate exposure. Can you give us a bit more detail on the regional mix, potentially maturity profile, LTV and so on? Thank you very much.

Sarah Youngwood

So on the treasury share, what happened is we actually repurchased some of the shares and they are available. They could have been cancelled and what we're doing is we are using them for the purpose of this acquisition. So, we are not issuing any new shares.

And so in terms of commercial real estate, we have a very conservative portfolio that is – that has exposure to Switzerland in particular. But – and all of that is according to what you see from us, it was the high collateralization that you would expect. And when we give you all of our levels of reserves, we certainly reflect on the very high quality of those portfolio.

Anke Reingen, RBC

Okay. Thank you.

Amit Goel, Barclays

Hi. Thank you and welcome back, Sergio, too from me. So, two questions. The first, again, just on the transaction and the announcement on – on day one, I just wanted to check in terms of the cost savings and the timeline for EPS accretion whether or not your conviction levels have changed based on the information that you have had or seen since then.

And then secondly, I was a bit surprised by the amount of, I guess, deposit outflow on a reported basis for GWM in the quarter. Do you mind just going through that just going through that in a bit more detail? You know, because obviously that's net of the inflows that we're seeing towards the end of the quarter. So, I appreciate there was a bit of a shift in mix and so forth. But if you could give a bit more color, that would be helpful. Thank you.

Sarah Youngwood

Sure. So, in terms of the cost savings and EPS, the assumptions that we gave you stand. And what is important is for the EPS accretion to remember that we gave you what were the reported numbers. So, we are not excluding non-core, we're not excluding restructuring charge. And given that we're dealing with non-core assets that could have a timeline, it could be that some of that comes over time, which is why we gave ourselves until 2027. Certainly the core EPS question in our models was faster than that.

And then in terms of the deposit outflows for GWM, it is really very much the client repositioning that you are seeing at the beginning of the year. And so, people came in and even with our advisors actually really looked at their portfolios and especially in the U.S., and you've seen that phenomenon, as I mentioned, our deposit sequential decrease is exactly the same one as the Fed data.

And as a result of people really looking at the difference in particular between what you can have on an after tax basis, between the Treasury bonds or money markets versus any savings products. So, our products are very attractive, but nevertheless, the Treasury bonds and money markets end up being more attractive. And therefore there have been mix shifts that are very, very logical for that type of clientele. And it is absolutely the right advice for clients that is really the majority of the driver and then it's offset by the inflows that we have gotten since we were a port in the storm during the period of March after things became a bit more difficult for others.

Amit Goel, Barclays

Okay. Thanks. And just on the cost savings, is that kind of, I guess, conditional on what the outcome is for the Swiss business? And is the conviction still there on the greater than 8 billion?

Sarah Youngwood

So, the 8 billion-dollars-plus was done based on the base case and, of course, anything beyond that would be done in the context of what Sergio said and value creation.

Amit Goel, Barclays

Okay. Thank you.

Benjamin Goy; Deutsche Bank

Yes. Hi. Good morning. Two questions, please. The first is you reiterated the 25% of the new group going forward with the investment bank, but if I combined UBS and Credit Suisse as of Q1, I am already at that number before fully transferring the current products and so on? So, does it mean you're already happy with the perimeter of the group and potentially happy to diversify your fixed income business via their credit sales and trading? Or is this number ultimately going lower towards maybe 20% or whatever the number is?

And then, secondly, wondering about global wealth management. Do you re-underwrite the Credit Suisse client from a risk perspective? i.e., is there a new onboarding process or do they just join as of…the deal completing? Thank you.

Sergio Ermotti

Well, on the 25%, I mean, it depends how you make the calculation. But you know directionally, what we are saying is that the 25% on a normalized basis will be the maximum. And from there onwards, we will look into what fits into our risk profile. There are many, many areas where Credit Suisse will bring new capabilities that are good and enhancing our franchise in the investment bank. So we are not concerned about those activities. And as you know, there is also some kind of correlation with risk-weighted assets being a function of market movements and volatility. So we can't really right now point out a normalized number that we are happy with other than saying 25% will be the maximum and no matter what. So that's a good starting point.

I think that if you look at the combined organization, we will reduce the weighting of…, going forward. And most importantly, we have a more diversified business. So this is also one of these items where we need a little bit of more digging into the business and what is going to stay with us and what is not going to be part of our offering.

The onboarding will be done in a pragmatic way. Unless we have red flags, we will onboard clients. And we want to make the journey and the experience of clients as smooth as possible. But of course, the operating model in principle is the one of UBS. So then, as we then on board clients, we will then look at the suitability and making sure that they fit into our standards. I don't expect major differences, but here and there, we may have different views on certain client segments or people.

Benjamin Goy; Deutsche Bank

Understood. Thank you.

Tom Hallet, KBW

Good morning, everyone. So, just a couple for me. So, I mean first of all, how concerned are you around the revenue attrition already taking place at Credit Suisse? You know I guess where I'm coming from is based on the current revenue trajectory, the 8 billion of cost reductions might not actually be enough. So, could we be in a situation where a deeper restructuring is required.

And then maybe secondly, around buybacks. I mean, part of the issue there is people are trying to time it and obviously, work out the capital and so forth. I suppose that you got one side, you got the government guarantees and then on the other, you've got a very politically sensitive situation.

And I suppose regardless of your capital position, is it fair to assume that buybacks are very much kind of at the back of mind for now and we're talking 18 plus months away before you can even consider that between the link between obviously your strong capital position – expected capital position and the government guarantees.

Thanks.

Sergio P. Ermotti

Thank you, Tom. Now, look, of course, the revenue attrition is a function of what happened in the last couple of months. And also, if you look at the – the profitability is highly impacted by the cost of funding they had experienced in the last few months. I think that once things are together and normalized, we will also create some tailwinds in respect of lower cost of funding and an ability to re-attract clients.

I'm convinced that a lot of the clients will see the value added of the combined businesses and some of those flows will revert. So, of course, we are at the same time, not complacent. So, if we see that this is not enough, we will need to take actions. And, of course, we want to, at the very least, bring back the profitability ambitions that we had as a UBS standalone with one of the combined entities. So, cost – focus on efficiency on costs and capital returns and value creation is part of the equation, and we will do the necessary steps to do that.

Look, in terms of buyback, it's way too premature to talk about it. You know, assuming that it takes 18 months for clarity, it's a guess that I – you know, I fully understand your point, but believe me, we don't know yet ourselves. So – but we will give you clarity as soon as we have clarity on this matter. We need to be sensitive to many aspects. But I'm also convinced that it won't take quarters or years to create that clarity. So, the trajectory of freeing up resources, of creating clarity around the guarantees, creating clarity around the business model and our capacity to combine, you know, a dividend policy that sees a constant improvement in the cash we pay out combined with share buyback is an important element of our equity story, and we will be very focused on that in our communication.

Tom Hallet, KBW

Great. Thanks,  Sergio.

Nicholas Payen, Kepler Cheuvreux

Yes. Good morning. Thanks for taking my question. I have two. The first one is for you, Sergio. I would like to know if you had noticed anything which was radically different at UBS and its processes, organization, or anything between your departure in 2020 and today? And the second question is regarding Americas and GWM. There was quite a significant drop in advisors, and I would like to know if there was any underlying reason for this drop. Thank you.

Sergio P. Ermotti

Thank you, Nicolas. No. To be honest, it felt [like] I never left. So I think that you don't see any meaningful change. Of course, some things, like is normal, they should change. They should have changed. Not everything I left was perfect, so things needed to be addressed. And other things are very personal and then very – a question of style. But, I mean, the strength of the franchise was only reinforced over the last two years and this is the reason why we were able to be part of the solution over the weekend, so – which is a huge achievement for UBS.

Even if – when you go back into where we were during the financial crisis, in my point of view, this was the ultimate payback  to  Switzerland.  The  fact  that  UBS  was  part of the solution  was  the  ultimate  payback  on  what the government had to do. And we were always very thankful for that. And so, in that sense, nothing has changed, if anything has been reinforced. And Sarah?

Sarah Youngwood

On GWM, you actually  have  a  technicality,  which  is  that  we  put in our  FA’s  at both the very  high  end of FA’s, but also the people that are in that client advice center, and so it came really mostly from the client advice center. And so really focusing on the flows and the productivity of the FA’s is where we are and we are not seeing an issue here. In fact, you have seen the very good flows that we have experienced in the U.S. this quarter.

Nicholas Payen

Thank you.

Andrew Lim, Société Générale

Hi. Good morning. And welcome back, Sergio, from me as well. So, my first question is on NII. Appreciate the more integrated disclosure on the beta and the migration. I was wondering if you could talk more specifically about how that plays out on a geographical basis. Is that the greater pressure on the beta migration mainly from the U.S. side or are we seeing any changes in Europe and Asia as well? And maybe you can give some color on how your NII should pan out based on forward curves into 2024.

And then my next question is on the IB. Appreciate you've yet to outline the perimeter of what mean – of what goes into non-core. But at the same time, you've been very specific about your IB DNA for the past few years now. And so, there's a question mark over the lev fin business which CS lumps with IBD. I guess the question is how do you see that business within your IB structure?

Sergio P. Ermotti

Okay. Thank you, Andrew. I'll take the second question. I think that, yes, the DNA won't change what we do is part of the equation and having a diversified portfolio of businesses does include also having leverage finance. Of course, we are – we will stay very focused on how we are present in that business. We want to be meaningful to our clients, but also to be mindful that you know, this cannot be the driver of the profitability of the investment bank with all associated, you know, volatility and risks. So, you can count on us, or our clients can count on us being a relevant player, but definitely, we are not – our ambition is not to be at the top of the league just for – and to make it a central part of our model.

So, expect at the margins a little bit more, but in a very, very focused way. And we will also look at ways to be creative around that business, because there are opportunities for us to also partner with other institutions on how to manage, you know residual risk. So, our ability has to be to be the bridge in the investment bank between different sources of capital and not necessarily originate and store risks.

Sarah Youngwood

In terms of the NII, so, looking at it by region and really by currency is how we think about it. What you have, first of all, as a broad statement is that for each product category in each region and the realized beta at or below the modelled beta. But then what you have is you have mix shifts within the deposit products which are yielding those higher overall, on basically repricing. And what we are seeing is then based on where we are in the cycle.

So in the U.S., where those very high rates where we are at very high incremental betas. And that's continuing with the mix shift that I've discussed in the best interest of the clients. And then you have in Europe, we went from being really at fairly low levels to – now moving into a place where there is price sensitivity, especially for GWM clients. So, you have seen an increase, which is totally planned, but a little bit of mix shift also there, but a bit less on the mix shift there. And then on – in Switzerland, you've got a mix where you've got the P&C, especially in Personal Banking where you still have a very low level of rates in all of Switzerland. And we have put in place appropriate levels of pricing actions, but yet have – or are still in that place in the cycle where you are seeing less of a shift or repricing just based on where the currencies are. So, going into the next year, you're continuing to go higher for all of the currencies and 2024, really, it will depend on the rate path.

Sergio P. Ermotti – closing remarks

Okay. Looks like there are no more questions. Thank you for being with us this morning. As I said, despite the very uncertain market conditions, we delivered solid underlying results for the quarter. We have been maintaining our capital and liquidity positions, and we were also able to get very close to resolve a legacy matter that has been with us for 15 years.

We discussed also the unique opportunity that the acquisition of Credit Suisse presents not only for our shareholders, but I believe also for all the rest of our stakeholders, employees, clients, society at large. And of course, this is not going to be a straight line journey. You know, it's going to be a challenging one, is a complex one. But I do believe that, you know, the benefits outweigh by far, all those factors.

So, I know that you are looking for more details. We are also you are looking for more details. And we will really do our best to keep the communication channels open over the next few weeks and months so that we can provide the necessary information to have a better understanding of this great equity story ahead of us.

Thank you.

Cautionary Statement Regarding Forward-Looking Statements | This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The Russia–Ukraine war has led to heightened volatility across global markets, exacerbated global inflation, and slowed global growth. 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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  April 26, 2023